UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Level 6, 28 Hennessy Road,

Admiralty

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTSTARCOM HOLDINGS CORP.

Date: November 8, 2019	By:	/s/ Eric Lam
Name: Eric Lam
Title: Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding UTStarcom Reports Unaudited Financial Results for the Third Quarter of 2019

Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Third Quarter 2019

Hong Kong, November 8, 2019— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the third quarter ended September 30, 2019.

UTStarcom’s Chief Executive Officer Mr. Tim Ti commented," Third quarter results were mixed, reflecting the competitive environment and activities in advance of the transition to 5G.  We achieved excellent gross margin from a favorable product mix and tightly controlled ongoing operating expenses.  However, operating profit and net income were adversely affected due to an accounts receivable reserve for one of our major customers, a state owned enterprise in India.”

Ti elaborated, “We are confident that we will be paid, because the Indian Government has publicly committed to a $10 billion revival plan for this state-owned enterprise.  However, the precise timing of payment is uncertain.  To be prudent and consistent, we continue to reserve in accordance with our receivable reserve policy based on aging.”

Ti continued, “Looking ahead, we are excited by the number and size of the opportunities related to 5G and this will continue to be our main focus.  However, our optimism is guarded as the India situation and the network transition at our Japan customer create uncertainties.   There is plenty of work to be done over the next few quarters, which we believe will lead to attractive and sustained longer-term growth".

Business Highlights

•	Large 5G Network Opportunity in China. UT’s leading Skyflux products have already passed laboratory and field tests. The Company expects to begin initial shipments in the fourth quarter.

•

Collections. A state-owned enterprise in India, one of our major customers, has delayed payment on a large receivable.  In accordance with our accounting policies, the Company reserved an additional $3.6 million for AR reserve.  The Company is confident in eventual payment.  The Indian government is implementing a $10 billion capital infusion to this enterprise as part of its revival plan.  Additionally, the Indian government also authorized the monetization of over $5 billion of the enterprise’s assets over the next several years, which will provide it with additional operating funds.

•	goSmart Automated Retail. UTStarcom has strengthened its goSmart product line with the addition of the goCube and goGrid lines. The Company is in the midst of expanding to the Americas and Taiwan.

•

Participation at Indian Mobile Congress 2019.  At this year’s Indian Mobile Congress (“IMC”), UTStarcom showcased a comprehensive suite of its product offerings inclusive of the 5G based next-generation technologies.  In addition, the Company participated in several panel discussions focused on the development of emerging and future technologies, investment in India, infrastructure requirements and the impact of those technologies on the telecom industry.

Third Quarter 2019 Financial Results

Summary of Q3 2019 Key Financials

	Q3 2019	Y/Y Change*	Q/Q Change*
Revenue	$13.1	-74.9%	-6.0%
Gross Profit	$7.2	-27.2%	+43.0%
Operating Expenses	$9.6*	+64.8%	+34.8%
Operating Loss	($2.4)	-$6.4	-$0.3
Net Loss	($2.1)	-$4.2	-$3.8
Basic EPS	($0.06)	-$0.12	-$0.11
Cash Balance (including Restricted Cash)	$47.6	-28.8%	-13.6%

*Operating expenses included a non-cash provision for Accounts Receivable reserve of $3.6 million for BNSL

*Dollar comparisons are used where percentage comparisons are not meaningful

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Q3 2019 total revenues were $13.1 million, compared to $52.1 million in the corresponding period of 2018.

•	Q3 2019 net equipment sales were $8.7 million, a decrease of 81.3% from $46.3 million in the corresponding period in 2018.
•	Q3 2019 net services sales were $4.4 million, a decrease of 24.1% from $5.8 million in the corresponding period in 2018.

The decrease in both equipment and services revenue was due to the completion of the BNSL project in India, which contributed significant revenue in the prior year period.

Gross Profit

Q3 2019 gross profit was $7.2 million, or 55.0% of net sales, compared to $9.9 million, or 19.0% of net sales, in the corresponding period in 2018.

•

Q3 2019 equipment gross profit was $5.8 million, compared to $6.4 million in the corresponding period in 2018.  Q3 2019 equipment gross margin was 67.3%, compared to 13.9% for the corresponding period in 2018.  The increase in gross margin was mainly due to favorable product mix.

•

Q3 2019 service gross profit was $1.4 million, compared to $3.5 million in the corresponding period in 2018.  Q3 2019 service gross margin was 30.9%, compared to 60.2% for the corresponding period in 2018.  Gross margin was exceptionally high in the prior year period, when the Company was heavily engaged with a large project for its major India customer.

Operating Expenses

Q3 2019 operating expenses were $9.6 million, compared to $5.8 million in the corresponding period in 2018.

•

Q3 2019 selling, general and administrative (“SG&A”) expenses were $6.3 million, compared to $3.2 million in the corresponding period in 2018.  The increase was due mainly to the non-cash Accounts Receivable reserve of $3.6 million related to BNSL.  The Company used tight cost controls on all other SG&A expenses year over year.

•	Q3 2019 research and development expenses were $3.3 million, compared to $2.6 million in the corresponding period in 2018. The increase reflected investment in 5G technologies and product development.

Operating Income (Loss)

Q3 2019 operating loss was $2.4 million, compared to operating income of $4.1 million in the corresponding period in 2018.

Interest Income, Net

Q3 2019 net interest income was $0.4 million, compared to $0.4 million in the corresponding period in 2018.

Other Expense, Net

Q3 2019 net other expense was $0.2 million, compared to $1.8 million in the corresponding period in 2018. Other expenses in Q3 2018 was mainly due to foreign exchange losses resulting from the devaluation of Indian Rupee against U.S. dollars.

Net Income (Loss)

Q3 2019 net loss attributable to shareholders was $2.1 million, compared to net income attributable to shareholders of $2.1 million in the corresponding period in 2018.  Q3 2019 basic net loss per share was $0.06, compared to basic net income per share of $0.06 for the corresponding period in 2018.

Cash Flow

During Q3 2019, cash used in operating activities was $9.3 million, cash used in investing activities was $0.2 million, and cash provided by financing activities was $4.4 million.  As of September 30, 2019, UTStarcom had cash, cash equivalents and restricted cash of $47.6 million.

Outlook

For the fourth quarter of 2019, the Company expects to generate revenue in the range of $12 to $15 million.  While revenue is anticipated to be similar to the third quarter, the mix is unlikely to match that of the third quarter and may affect the level of profitability.

Third Quarter 2019 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, November 8, 2019 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 4874479.

A replay of the call will be available approximately two hours after the conclusion and will remain available until December 9, 2019.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 4874479.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2019	2018
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,488	$57,049
Short-term investments	—	—
Accounts and notes receivable, net	87,524	60,666
Inventories and deferred costs	9,687	26,837
Short-term restricted cash	10,295	8,827
Prepaid and other current assets	6,034	6,776
Total current assets	147,028	160,155
Long-term assets:
Property, plant and equipment, net	1,220	1,258
Operating lease right-of-use assets, net	1,781	—
Long-term restricted cash	3,800	7,823
Other long-term assets	8,201	8,199
Total long-term assets	15,002	17,280
Total assets	$162,030	$177,435

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$36,839	$50,757
Customer advances	840	561
Deferred revenue	571	968
Short-term borrowing	4,625	—
Operating lease liabilities, current	885	—
Other current liabilities	14,288	17,507
Total current liabilities	58,048	69,793
Long-term liabilities:
Operating Lease liabilities, non-current	927	—
Long-term deferred revenue and other liabilities	2,678	5,476
Total liabilities	61,653	75,269

Total equity	100,377	102,166
Total liabilities and equity	$162,030	$177,435

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands, except per share data)
Net sales	$13,078	$52,092	$ 51,641	$103,218
Cost of net sales	5,882	42,209	32,430	76,713
Gross profit	7,196	9,883	19,211	26,505
	55.0%	19.0%	37.2%	25.7%
Operating expenses:
Selling, general and administrative	6,243	3,234	13,226	11,354
Research and development	3,322	2,571	10,690	8,272
Total operating expenses	9,565	5,805	23,916	19,626

Operating Income (loss)	(2,369)	4,078	(4,705)	6,879

Interest income, net	380	418	967	1,215
Other income (expense), net	(162)	(1,842)	4,592	(2,174)
Equity pick up of losses of an associate	—	(114)	—	(262)
Income before income taxes	(2,151)	2,540	854	5,658
Income (Loss) taxes benefit (expenses)	59	(393)	(822)	433
Net Income (Loss) attributable to UTStarcom Holdings Corp.	$(2,092)	$2,147	$32	$6,091

Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.06)	$0.06	$0.00	$0.17
Weighted average shares outstanding—Basic	35,564	35,626	35,542	35,642

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(2,092)	$2,147	$32	$6,091
Depreciation	160	170	487	542
Provision for doubtful accounts	3,560	(24)	4,820	519
Recovery of deferred costs	—	(1,611)	—	(3,365)
Stock-based compensation expense	307	293	1,064	693
Net Loss (gain) on disposal of assets	10	10	5	(21)
Gain on release of tax liability due to expiration of the statute of limitations	(54)	—	(1,182)	—
Deferred income taxes	(7)	21	(3)	45
Loss from equity investments, net	—	114	—	262
Gain on write-off long-term account payable due to expiration of the statute of limitations	—	—	(3,161)	—
Changes in operating assets and liabilities	(11,210)	(12,723)	(29,518)	(35,136)
Net cash used in operating activities	(9,326)	(11,603)	(27,456)	(30,370)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(205)	—	(501)	(221)
Purchase of investment interests	—	(76)	—	(1,847)
Purchase of short-term investments	—	—	(41)	—
Proceeds from sale of short term investment	41	—	41	3,143
Net cash provided by (used in) investing activities	(164)	(76)	(501)	1,075

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	56	71
Repurchase of ordinary share	(199)	(885)	(1,049)	(2,019)
Short-term borrowing	4,625	—	4,625	—
Net cash provided by (used in) financing activities	4,426	(885)	3,632	(1,948)
Effect of exchange rate changes on cash and cash equivalents	(2,449)	(1,130)	(1,791)	(2,658)
Net decrease in cash and cash equivalents	(7,513)	(13,694)	(26,116)	(33,901)
Cash, cash equivalents and restricted cash at beginning of period	55,096	80,479	73,699	100,686
Cash, cash equivalents and restricted cash at end of period	$47,583	$66,785	$47,583	$66,785